FORM 6-K/A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
______________________________
______________________________
REPORT OF FOREIGN PRIVATE

ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2024.
Commission File Number:

001-14446
______________________________
The Toronto

-Dominion Bank
(Translation of registrant's name into English)
______________________________
c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant

files or will file annual reports under

cover of Form 20-F or Form 40-F:
Form 20-F
☐

Form 40-F
☑
This Form 6-K, excluding Exhibit 99.2, Exhibit

99.3, Exhibit 99.4, Exhibit 99.5, and Exhibit

99.6 hereto, is incorporated by reference into all outstanding

Registration
Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXPLANATORY

NOTE
This Amendment No. 1 (this “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K of The Toronto-Dominion Bank
(the “Bank”) originally furnished with the

Securities and Exchange Commission (“SEC”) on December

5, 2024 (the “Original Report”),
in order to re-furnish Exhibit 99.6: Independent

Auditor's Report dated December 4, 2024 to

insert one inadvertently omitted signature
of the Bank’s independent

registered public accounting firm, Ernst & Young

LLP.
Additionally,

this

Amendment

also

contains

an

updated

notification

from

the

Bank's

independent

registered

public

accounting

firm
following the Independent Auditor's Report dated December 4, 2024.
Other

than

as discussed

above

and

expressly

set forth

herein,

no

other

information

in

this Amendment

has

been

amended

from

the
information contained in the Original

Report, nor does this Amendment

reflect any events that have occurred

after the Original Report
was filed.

EXHIBIT INDEX
Exhibit Description
99.1
Earnings Coverage
99.2
Q4 2024 Earnings News Release
99.3
Q4 2024 Dividend News Release
99.4
Notice of Meeting and Record Date
99.5
CEO and CFO Certificates
99.6
Independent Auditor's Report dated December

4, 2024

FORM 6-K/A
SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed on

its behalf by the undersigned, thereunto

duly
authorized.
THE TORONTO-DOMINION BANK
DATE:

December 9, 2024
By: /s/ Caroline Cook
Name: Caroline Cook
Title:
Associate Vice President, Legal Treasury and

Corporate Securities